Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States


06015835

Vernier, 4 August 2006
RG/rmj6845
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2006	4 August 2006 published on the Internet	J
Media Release Givaudan Half Year Results 2006	4 August 2006	I
Givaudan SA discloses shareholding (potentially 4.93% of voting rights)	2 August 2006	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Garavagno V. Waeber

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-28-82-5081

RECEIVED
2006 AUG -8 A 9:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

Media Release

Half Year Results 2006 : Givaudan continues on its profitable growth path

Geneva, 4 August 2006. In the first half of 2006, sales totalled CHF 1,474 million, resulting in a growth of 3.7% in local currencies and 7.8% in Swiss francs. This good growth was achieved despite the on-going streamlining of commodity ingredients in both divisions. Although raw material prices continued to rise, the gross profit margin was maintained at previous year's level. The operating performance remained strong. This, together with a positive non-operating result, led to an improvement in the net profit. Both, operating cash flow and balance sheet remained strong.

Sales

Fragrance sales grew 5.4% in local currencies and 9.3% in Swiss francs, substantially above market. Total sales reached CHF 606 million. Fine Fragrances posted double digit growth, supported by several new product launches and a regained momentum with US specialty retail sales. Consumer Products delivered strong growth despite last year's high comparables. In Fragrance Ingredients, specialties again delivered double digit growth, offset by CHF 9 million of discontinued commodities (estimated full year impact CHF 17 million).

Flavour sales grew 2.6% in local currencies and 6.8% in Swiss francs, in line with the market. Total sales of CHF 868 million were impacted by continued streamlining of commodity ingredients, amounting to CHF 7 million (estimated full year impact CHF 25 million). Latin American sales showed strong double digit growth. Europe and North America exceeded prior year's levels with low single digit growth, whilst Asia Pacific experienced slow sales due to a decline in the Japanese Beverage segment and high comparables.

Gross Profit

The gross profit margin was sustained at 49.1%. The effect of rising raw material costs was offset by an improved product mix, price increases, disciplined cost control and efficiency gains.

Operating Profit

EBIT increased by 11.0% to CHF 313 million resulting in an improved margin of 21.2%. This result includes a one time gain of CHF 18 million from the disposal of land in Switzerland and CHF 4 million charges linked to the closure of the two US flavours sites announced in January this year.

Cash Flow

Operating cash flow amounted to CHF 192 million, compared to CHF 168 million in 2005. Capital expenditures reached CHF 55 million, consistent with last year's level.

Net Profit

The improved operating performance, combined with a positive net financial result, led to a net profit increase of 27.9% to CHF 266 million. Earnings per share increased by 29.9%, from CHF 28.76 to CHF 37.37.

Share Buy Back Programme

At the Annual General Meeting on 7 April 2006, the shareholders cancelled the remaining 200'000 shares bought back under the second share buy back programme.
By 12 July 2006, 127'800 shares have been purchased under the third programme. This programme aims to buy back a total of 720,000 shares by 31 May 2007.

Outlook

Despite increasing raw material prices combined with strong sales comparables in the second half year, Givaudan remains confident for the full year 2006 to outgrow the market and to sustain its solid

operating margin achieved in 2005.

Key Figures

In Mio CHF except per share data	HY 2006	HY 2005
Group Sales	1,474	1,368
Fragrances Sales	606	555
Flavour Sales	868	813
Gross Profit	724	674
as % of sales	*49.1%*	*49.3%*
EBITDA 1)	367	339
as % of sales	*24.9%*	*24.8%*
Operating Profit	313	282
as % of sales	*21.2%*	*20.6%*
Net Income	266	208
as % of sales	*18.0%*	*15.2%*
Earnings per share (basic)	37.37	28.76

In Mio CHF	30 June 2006	31 December 2005
Current assets	*1,570*	*1,723*
Non-current assets	*2,719*	*2,793*
Total Assets	**4,289**	***4,516***
Current liabilities	*640*	*763*
Non-current liabilities	*1,280*	*1,316*
Equity	*2,369*	*2,437*
Total liabilities and equity	**4,289**	***4,516***

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets. The 2005 comparative has been adjusted to reflect an impairment charge of CHF 4 million which was previously included in EBIDTA.

This afternoon, 4 August 2006, at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site. Click here for more information.

Available Documents as downloadable files:

Half Year Report 2006
Half Year 2006 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan
Leading Sensory Innovation



Half Year Report 2006
Half Year Financial Report 2006

Key Figures

Six months ended 30 June in millions of Swiss francs, except for share data	2006	2005
Sales	1,474	1,368
Gross profit	724	674
as % of sales	*49.1%*	*49.3%*
EBITDA [a]	367	339
as % of sales	*24.9%*	*24.8%*
Operating profit	313	282
as % of sales	*21.2%*	*20.6%*
Result attributable to equity holders of the parent	266	208
Earnings per share – basic (CHF)	37.37	28.76
Earnings per share – diluted (CHF)	37.13	28.59

in millions of Swiss francs, except for employee data	30 June 2006	31 December 2005
Total assets	4,289	4,516
Total liabilities	1,920	2,079
Total equity	2,369	2,437
Number of employees	5,985	5,924

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets. The 2005 comparative has been adjusted to reflect an impairment charge of CHF 4 million which was previously included in EBITDA.

Sales by Division

Sales Flavours 59%
CHF 868 million
6.8% in Swiss francs
2.6% in local currencies

Sales Fragrances 41%
CHF 606 million
9.3% in Swiss francs
5.4% in local currencies

Total Sales
CHF 1,474 million
7.8% in Swiss francs
3.7% in local currencies


Fragrances
41%
Flavours
59%

Sales by Region

Sales are shown by destination


Asia Pacific
19%
EAME
38%
Latin
America
11%
North
America
32%

Givaudan continues on its profitable growth path

In the first half 2006, sales totalled CHF 1,474 million, resulting in a growth of 3.7% in local currencies and 7.8% in Swiss francs. This good growth was achieved despite the on-going streamlining of commodity ingredients in both divisions. Although raw material prices continued to rise, the gross profit margin was maintained at previous year's level. The operating performance remained strong. This, together with a positive non-operating result, led to an improvement in the net profit. Both, operating cash flow and balance sheet remained strong.

Sales

Fragrance sales grew 5.4% in local currencies and 9.3% in Swiss francs, substantially above market. Total sales reached CHF 606 million. Fine Fragrances posted double digit growth, supported by several new product launches and a regained momentum with US specialty retail sales. Consumer Products delivered strong growth despite last year's high comparables. In Fragrance Ingredients, specialties again delivered double digit growth, offset by CHF 9 million of discontinued commodities (estimated full year impact CHF 17 million).

Flavour sales grew 2.6% in local currencies and 6.8% in Swiss francs, in line with the market. Total sales of CHF 868 million were impacted by continued streamlining of commodity ingredients, amounting to CHF 7 million (estimated full year impact CHF 25 million). Latin American sales showed strong double digit growth. Europe and North America exceeded prior year's levels with low single digit growth, whilst Asia Pacific experienced slow sales due to a decline in Japan and high comparables.

Gross Profit

The gross profit margin was sustained at 49.1%. The effect of rising raw material costs was offset by an improved product mix, price increases, disciplined cost control and efficiency gains.

Operating Profit

EBIT increased by 11.0% to CHF 313 million resulting in an improved margin of 21.2%. This result includes a one time gain of CHF 18 million from the disposal of land in Switzerland and CHF 4 million charges linked to the closure of the two US flavours sites announced in January this year.

Cash Flow

Operating cash flow amounted to CHF 192 million, compared to CHF 168 million in 2005. Capital expenditures reached CHF 55 million, consistent with last year's level.

Net Profit

The improved operating performance, combined with a positive net financial result, led to a net profit increase of 27.9% to CHF 266 million. Earnings per share increased by 29.9%, from CHF 28.76 to CHF 37.37.

Share Buy Back Programme

At the Annual General Meeting on 7 April 2006, the shareholders cancelled the remaining 200'000 shares bought back under the second share buy back programme.

By 12 July 2006, 127'800 shares have been purchased under the third programme. This programme aims to buy back a total of 720,000 shares by 31 May 2007.

Outlook

Despite increasing raw material prices combined with strong sales comparables in the second half year, Givaudan remains confident for the full year 2006 to outgrow the market and to sustain its solid operating margin achieved in 2005.

Fragrance ivision

Six months ended 30 June in millions of Swiss francs	2006	2005
Sales to third parties	606	555
EBITDA [a]	127	105
as % of sales	*21.0%*	*18.9%*
Operating profit	105	83
as % of sales	*17.3%*	*15.0%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Sales of the Fragrance Division reached CHF 606 million, resulting in a growth of 5.4% in local currencies and 9.3% in Swiss Francs. Growth was strong across all core businesses: Consumer Products, Fine Fragrances and Speciality Ingredients. The Fragrance Ingredients business unit continued to streamline its portfolio of commodity ingredients according to plan, whilst specialty ingredients again posted double-digit growth.

Operating profit increased from CH 83 million to CHF 105 million, leading to a margin improvement from 15.0% to 17.3%. Higher sales, particularly in Fine Fragrances and a higher share of speciality ingredients led to this result. This improved result was achieved despite higher prices for raw materials.

Fine Fragrances

Fine Fragrances delivered strong double digit growth, especially in the US and Europe. This performance was helped by relatively weak comparables and driven by a rebound in the US specialty retail business and a significant number of new product launches.

At the annual FIFI awards ceremonies held in New York and Paris earlier this year, fragrances created by Givaudan were again amongst the winners. Armani Code was awarded best men's luxury fragrance in New York. Two fragrances of the Armani Privé collection (L'Oréal), Pierre de Lune and Eau de Jade, won best luxury fragrance in Paris and best Nouveau Niche Fragrance in New York respectively.

Consumer Products

The Consumer Products business unit continued its positive trend in the second quarter and delivered an overall strong growth for the first half year, in a highly competitive environment with continued price pressure. All four regions delivered positive growth.

Growth in North America was generated mainly with regional customers. Strong sales growth in Asia Pacific was achieved across all customer groups, thanks to new wins in key markets, such as China and India. Latin America posted good sales growth, primarily driven by Argentina and Mexico. The Europe, Africa and the Middle East region showed solid growth, especially with local customers and in the markets of North Africa and the Middle East.

The strongest segment growth came from household and air care across all regions, followed by fabric care and personal wash.

Fragrance ngredients

Sales of specialty ingredients continued to grow at double digit rates. This growth momentum was offset by the phase-out of commodity ingredients with an impact of CHF 9 million (estimated full year impact CHF 17 million). This continuous shift towards higher value added products is in line with Givaudan's strategy. Five speciality products are now in the top ten selling ingredients. Javanol, a performant sandalwood molecule, commercialised in 2004, is on track to join the top selling ingredients.



Fragrance esearch

Two new biodegradable molecules were introduced to the perfumers' palette: Tanaisone, a powerful and diffusive herbaceous note, accompanied with a hint of fruitiness; and Pepperwood, a fresh, natural, pleasant smelling molecule with a spicy-peppery top note.

Smelling odours is a complex process where the nose acts as the interface to detect external chemical stimuli such as scent molecules. These compounds trigger an activation pattern in the brain which allows us to identify the smell. The structures in the human nose which are critical to convey the information about the scent of a perfume, like the smell of a flower or the aroma of a well-aged Roquefort cheese, are proteins which are commonly known as olfactory receptors. The receptor proteins translate chemical features of odorants into electric signals which travel along nerve cells to different regions in the brain. The discovery of the family of olfactory receptors dates back to 1991 and was awarded the Nobel Prize in 2004. Recent work of Givaudan reveals that the process is even more complex than originally thought, since a group of nasal enzymes is chemically modifying the incoming odorants. They increase the number of different molecules that the receptors are exposed to. The perfume molecules which are used in creation today not only can be altered by enzymes, but they can also modulate the activity of the nasal enzymes themselves. Some of these effects are intuitively incorporated by perfumers and flavourists in their daily formulation work. However, the scientific basis is still little understood. Givaudan strives to combine the knowledge on receptors and enzymes with the expertise in chemical synthesis with the goal to develop novel fragrance molecules.

Under Givaudan's on-going ScentTrek® programme, focussing on the project "The Scent of the Vanishing Flora", an important number of fragrance samples of very rare and endangered plants has been collected at the Botanical Gardens of Munich, Zurich and St. Gallen (Switzerland). Preparation work for a ScentTrek® expedition to the Hawaiian Islands to be conducted this autumn is underway. The importance of these activities is underlined by increased customer requests to include ScentTrek® reconstitutions in their briefs.

Flavour ivision

Six months ended 30 June in millions of Swiss francs	2006	2005
Sales to third parties	868	813
EBITDA [a]	240	234
as % of sales	*27.6%*	*28.8%*
Operating profit	208	199
as % of sales	*24.0%*	*24.5%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets. The 2005 comparative has been adjusted to reflect an impairment charge of CHF 4 million which was previously included in EBITDA.

The Flavour Division recorded sales of CHF 868 million which represents an increase of 2.6% in local currencies and 6.8% in Swiss francs. Latin American sales posted strong double digit growth led by the countries in the south cone and Central America. Europe and North America exceeded prior year's levels with low single digit growth, whilst Asia Pacific experienced slower sales versus prior year due to a decline in Japan and high comparables. Globally, the performance in the Confectionery and Beverage segments was particularly strong.

Operating profit increased from CHF 199 million to CHF 208 million. The operating margin decreased slightly from 24.5% to 24.0%, due to higher raw material and freight costs as well as the investments and staffing up in emerging markets. This result also includes a one time gain of CHF 18 million from the disposal of land in Switzerland and CHF 4 million charges linked to the closure of the two US flavours sites announced in January this year.

sia Pacific

Sales in Asia Pacific declined primarily due to a weak Japanese beverage business and strong prior year's comparables. This was partially offset by double digit growth in the developing markets of China, India and Vietnam. In these markets new wins along with strong sales from existing business have contributed to the positive result. In China, the growth was particularly well balanced across all segments. In June all commercial and product development functions were moved to the new state-of-the-art technology, creation and production centre in Shanghai, which will allow Givaudan to even better serve its customers in this key market. This new facility also features the second culinary centre in Asia Pacific, after Singapore, supporting the growth strategy in Savoury.

urope frica and iddle ast

European sales increased well above market, partially offset by discontinued ingredients. All major segments reported favourable results compared to prior year, especially in the Confectionery segment, where a number of major successes have been recorded. The emerging markets in Eastern Europe again posted an excellent double digit performance. In March, the construction of a new fully automated logistics centre in Dübendorf (Switzerland) was initiated. The facility is planned to be operational by the end of 2007.

North merica

Sales in North America increased in line with the market. Major drivers were the Beverage and Confectionery segments with new wins and growth from the existing portfolio. The good performance absorbed the impact of the discontinued business within the Savoury segment. The completion of the Devon plant expansion in Kentucky, which consolidates savoury manufacturing in the US, is proceeding according to plan. The new facility will be fully operational by year end.



atin merica

Latin America posted strong double digit growth, driven by the Beverage and Confectionery segments. New wins from key customers along with an improved market penetration contributed to this growth. Brazil and Colombia posted good results complementing the strong growth from the South Cone and Central America.

Flavour esearch

Givaudan's Global Flavour Research in Cincinnati made significant progress in the domains of salt and sugar reduction, bitterness suppression, cooling agents and flavour delivery systems. Collaborations with leading universities and research partner companies remain an important element of Givaudan's research strategy, mainly in the field of receptor technology.

As part of Givaudan's Health and Wellness initiative, encouraging steps have been made in the area of salt reduction. In the field of sweetener enhancement, a number of sweet tasting components were identified. They allow reducing sucrose in food and beverage, whilst maintaining a normal sweetness perception.

Stable cell lines for two bitter receptors have been set up. They have already been used in assays to screen thousands of molecules to find leads which suppress the bitter aftertaste of artificial sweeteners.

Two novel cooling agents successfully passed the first hurdle in toxicological tests. After regulatory approval, they will create a strong proprietary position in mint applications.

The Mini-VAS (Virtual Aroma Synthesiser) has been further developed and successfully used in a series of consumer preference tests which resulted in a number of important wins. The speed of response to customer briefs and the volume of experimental data processed would not have been possible with a traditional approach. This clearly again demonstrates the efficiency of this proprietary tool.





alf ear Financial eport

nterim Condensed Consolidated Financial Statements unaudited

Consolidated ncome Statement for the Si onths nded une

in millions of Swiss francs, except for share data	Note	2006	2005
Sales	3	1,474	1,368
Cost of sales		(750)	(694)
Gross profit			
as % of sales		*49.1%*	*49.3%*
Marketing, development and distribution expenses	4	(351)	(314)
Administration expenses		(54)	(51)
Amortisation of intangible assets		(9)	(9)
Other operating income (expenses), net	5	3	(18)
Operating profit	3		
as % of sales		*21.2%*	*20.6%*
Financial income (expenses), net		12	(13)
esult before ta es			
Income taxes		(59)	(61)
▶ esult for the period			
▶ ttribution			
Result attributable to minority interest		-	-
Result attributable to equity holders of the parent		266	208
as % of sales		*18.0%*	*15.2%*
▶ arnings per share basic C F	6		
▶ arnings per share diluted C F	6		

Givaudan

Consolidated Balance Sheet

in millions of Swiss francs	*Note*	30 June 2006	31 December 2005
Current assets	10	1,570	1,723
Non-current assets		2,719	2,793
▶ **otal assets**			
Current liabilities		640	763
Non-current liabilities	7,10	1,280	1,316
▶ **otal liabilities**			
Share capital	*8*	*72*	*74*
Retained earnings, reserves and other equity components	*9,10*	*2,295*	*2,361*
▶ **uity attributable to e uity holders of the parent**			
Minority interest		*2*	*2*
▶ **otal e uity**			
▶ **otal liabilities and e uity**			

Consolidated Cash Flow Statement for the Si onths nded une

in millions of Swiss francs	2006	2005
▶ **Cash flows from for operating activities**		
▶ **Cash flows from for financing activities**		
▶ **Cash flows from for investing activities**		
Net effect of currency translation on cash and cash equivalents	(1)	11
Increase (decrease) in cash and cash equivalents	(126)	169
Cash and cash equivalents at the beginning of the period	289	459
▶ **Cash and cash e uivalents at the end of the period**		

Consolidated Statement of Changes in uity for the Si onths nded une

in millions of Swiss francs	*Note*	2006	2005
Share capital			
▶ Balance at anuary			
Issuance of shares	8	-	
Cancellation of shares	8	(2)	
▶ Balance at une			
etained earnings reserves and other e uity components			
▶ Balance at anuary			
Movement of fair value reserve for available-for-sale financial assets net of related deferred taxes, net		(20)	(3)
Change in currency translation, net		(57)	97
Net gains losses not recognised in the income statement			
Issuance of shares	8	-	-
Cancellation of shares	8	2	-
Dividends paid	9	(126)	(117)
Result for the period attributable to equity holder of the parent		266	208
Movement of own equity instruments, net	10	(131)	(135)
Movement on equity component of exchangeable bond	7		4
Net changes in other e uity items			
▶ Balance at une			
▶ uity attributable to e uity holders of the parent			
inority interest			
▶ Balance at anuary			
Result for the period attributable to minority interest		-	-
Change in currency translation, net		-	-
▶ Balance at une			
▶ otal e uity at une			

Notes to the nterim Condensed Consolidated Financial Statements unaudited

Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries.

The Group is listed on the SWX Swiss Exchange.

Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter "the interim financial statements") of the Group for the six-month period ended 30 June 2006 (hereafter "the interim period"). They are prepared in accordance with and comply with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2005 report and the audited Financial Report 2005 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group applied the new and revised International Financial Reporting Standards (amendments to IAS19, IAS21, IAS39, IFRS4, and new IFRS6) and IFRIC interpretations (IFRIC 4 to 6) effective as of 1 January 2006. As a result of implementing these standards and interpretations, no significant adjustments were required to the accounting policies used in the Financial Report 2005.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Segment information

Six months ended 30 June 2006, in millions of Swiss francs	Fragrances	Flavours	Group
Segment sales to third parties			
B [a]			
as % of sales	*21.0%*	*27.6%*	*24.9%*
Operating profit			
as % of sales	*17.3%*	*24.0%*	*21.2%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Six months ended 30 June 2005, in millions of Swiss francs	Fragrances	Flavours	Group
Segment sales to third parties			
B [a]			
as % of sales	*18.9%*	*28.8%*	*24.8%*
Operating profit			
as % of sales	*15.0%*	*24.5%*	*20.6%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets. The 2005 comparative has been adjusted to reflect an impairment charge of CHF 4 million which was previously included in EBITDA.

arketing development and distribution e penses

In the six months ended 30 June 2006 the expenses for product development and research activities amounted to CHF 118 million (2005: CHF 105 million) and are included in the income statement under marketing, development and distribution expenses.

Other operating income e penses net

Other operating income (expenses), net represent predominantly various items such as commissions paid to agents, taxes from carrying on operating business and restructuring expenses.

In the six months ended 30 June 2006, a one time income of CHF 18 million was recognised as a result of a gain on disposal of land in Switzerland.

On 10 January 2006, the Group publicly announced a restructuring programme in the USA to consolidate its flavour operating asset base and to streamline its Savoury product portfolio. It includes the closing of its US production sites in New Milford (Connecticut) and Oconomowoc (Wisconsin). The activities of these two sites will be transferred to Cincinnati (Ohio) and Devon (Kentucky). Asset impairments of CHF 16 million have been recognised in the second half of 2005 consolidated financial statements.
In the six months ended 30 June 2006, a charge of CHF 4 million linked to these closures was booked.

arnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares outstanding.

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

ebt

On 29 December 2000, the Group issued a 4.25% straight bond 2000-2005 with a nominal value of CHF 300 million. It was redeemed on 29 December 2005.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million made of 200,000 bonds of USD 1,000 denomination. The Group requested an early redemption which resulted to the exchange of all remaining bonds corresponding to 156,642 bonds (2004: 43,327 bonds converted) during 2005.

On 11 May 2005, the Group issued a 2.25% straight bond 2005-2012 with a nominal value of CHF 300 million. The bond was issued by Givaudan Finance SA and is guaranteed by Givaudan SA (holding company).

Share capital

At 30 June 2006, the share capital amounts to CHF 72,321,600 divided into 7,232,160 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. The Board of Directors was authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share. At the Annual General Meeting on 7 April 2006, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 7 April 2008. On 6 April 2006, 32,160 shares were issued as conditional capital in order to fulfill obligations relating to the executive share option plans.

On 30 June 2003, the Group started a supplementary share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, the Board of Directors resolved to extend this programme until 30 June 2005. The Group intended to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital, before the issuance of shares from the conditional capital on 6 April 2006) was made through a second trading line on virt-x.
On 3 May 2005, the Group had completed this share buy back programme with the repurchase of 800,000 registered shares over a second trading line on virt-x. At the Annual General Meeting on 16 April 2004,

the shareholders agreed with the cancellation of 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5%, from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. At the Annual General Meeting on 27 April 2005, the shareholders agreed with the cancellation of a further 400,000 repurchased shares and with the corresponding reduction of the share capital by 5.1%, from CHF 78,000,000 to CHF 74,000,000. The cancellation became effective on 14 July 2005. At the Annual General Meeting on 7 April 2006, the shareholders agreed with the cancellation of the remaining 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.7%, from CHF 74,000,000 to CHF 72,000,000. The cancellation became effective on 29 June 2006.

On 6 May 2005, the Group started a further share buy back programme that should have lasted until 31 May 2006. On 17 February 2006, the Board of Directors resolved to extend this programme until 31 May 2007. The Group intends to reduce its share capital of 7,232,160 to 6,512,160 registered shares (reduction of 7,200,000 to 6,480,000 registered shares before the issuance of shares from the conditional capital on 6 April 2006) with a subsequent cancellation of the shares bought back. The buying of a maximum of 720,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders. By 12 July 2006, the Group had repurchased 127,800 registered shares under the further share buy back programme.

ividends paid

At the Annual General Meeting held on 7 April 2006, the distribution of an ordinary dividend of CHF 17.60 gross per share (2005: ordinary dividend of CHF 9.80 plus an extraordinary dividend of CHF 6.50 gross per share) was approved. The ordinary dividend was paid on 12 April 2006.

Own e uity instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. Previously such instruments were also held to cover the guaranteed exchangeable bonds issued on 7 June 2001. On 30 June 2006, the Group held 303,212 (2005: 684,223) own shares and derivatives on own shares equating to a net short position of 104,345 shares (2005: net long position of 383,130 shares).

Subse uent vent

Givaudan achieved an out of court full and final settlement with 51 of the 70 plaintiffs involved in the butter flavours litigations, without prejudice to liability. The amount of the settlement is confidential. Givaudan has adequate insurance cover.



The Givaudan Half Year Report is published in English, German and French
The Givaudan Half Year Financial Report is published in English



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
+41 22 780 91 11 · F +41 22 780 91 50 · www.givaudan.com

"ANDRE FILLIEZ, GIVAUDAN S.A."
<afilliez@bloomberg.net>
Sent by: afilliez@bloomberg.net

02.08.2006 13:37

To ROBERTO.GARAVAGNO@GIVAUDAN.COM
cc
bcc
Subject (BN) *GIVAUDAN SAYS HARRIS ASSOCIATES HOLDS A 4.93% STAKE

*GIVAUDAN SAYS HARRIS ASSOCIATES HOLDS A 4.93% STAKE :GIVN VX
2006-08-02 05:07 (New York)

STORY TO FOLLOW.

--DOROTHEE ENSKOG
-0- Aug/02/2006 09:07 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by Harris Associates L.P., an investment management company located at 2, North LaSalle Street, Chicago, Illinois 60602-3790, USA, that following the sale of 8'300 Givaudan SA's shares, Harris Associates L.P. held 355'267 Givaudan SA's registered shares, carrying potentially 4.93% of voting rights.